Exhibit 99.5:

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-232601 on Form F-10, Registration Statement No. 333-232967 on Form F-3D and Registration Statement Nos. 333-125486 and 333-181463 on Form S-8 and to the use of our reports dated February 13, 2020 relating to the consolidated financial statements of TELUS Corporation (the “Company”) and the effectiveness of Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2019.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 13, 2020